As filed with the Securities and Exchange Commission on December 15, 2025

REGISTRATION NO. 333-288960

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST- EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LIBERTY LIVE HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Nevada	7900	33-2910829
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification code number)	Identification No.)

12300 Liberty Boulevard, Englewood, Colorado 80112, (720) 875-5200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Renee L. Wilm	Copy to:
Chief Legal Officer & Chief Administrative Officer Liberty Live Holdings, Inc. 12300 Liberty Boulevard	C. Brophy Christensen Noah Kornblith Jeeho Lee
Englewood, Colorado 80112	O’Melveny & Myers LLP
(720) 875-5200	Two Embarcadero Center
28th Floor San Francisco, CA 94111
(415) 984-8700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed transactions described herein have been satisfied or waived, as applicable.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☒ File No. 333-288960

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-4 amends the Registration Statement on Form S-4 of Liberty Live Holdings, Inc. (the “Registrant”) (Registration No. 333-288960), as amended prior to the date hereto (the “Registration Statement”), which became effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 on November 2, 2025 (the “Effective Date”). All capitalized terms used but not otherwise defined in this Post-Effective Amendment No. 1 shall have the meanings ascribed to them in the Registration Statement.

At 4:05 p.m. New York City time, December 15, 2025, Liberty Media Corporation (“Liberty Media”), the current parent company of the Registrant, will effect a redemptive split-off of the Registrant (the “Split-Off”) pursuant to which Liberty Media will redeem, on a one-for-one basis, each outstanding share of Liberty Live common stock in exchange for one share of the corresponding series of Liberty Live Group common stock of the Registrant. Upon the Split-Off, the Registrant will be separated from Liberty Media and become a separate publicly traded company.

This Post-Effective Amendment No. 1 is being filed for the purposes of replacing Exhibit 8.1: Form of Opinion of Skadden, Arps, Slate, Meagher, & Flom LLP regarding certain tax matters previously filed with the Registration Statement, with a final, executed version of Exhibit 8.1 and including Exhibit 23.6: Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in the final, executed version of Exhibit 8.1). The Registration Statement is hereby amended, as appropriate, to reflect the replacement of such exhibit.

Item 21. Exhibits And Financial Statement Schedules.

(a)            Exhibits. The following is a complete list of Exhibits filed as part of this Registration Statement.

Exhibit No.	Document
2.1	Form of Reorganization Agreement between the Registrant and Liberty Media Corporation.*
3.1	Form of Amended and Restated Articles of Incorporation of the Registrant to be in effect upon the completion of the Split-Off (included as Annex A to the proxy statement/notice/prospectus forming a part of this registration statement and incorporated herein by reference).*
3.2	Form of Amended and Restated Bylaws of the Registrant to be in effect upon the completion of the Split-Off (included as Annex B to the proxy statement/notice/prospectus forming a part of this registration statement and incorporated herein by reference).*
4.1	Indenture, dated September 14, 2023, by and between Liberty Media Corporation, as issuer, and U.S. Bank Trust Company, National Association, as trustee.*
4.2	Form of 2.375% Exchangeable Senior Debentures due 2053.*
5.1	Opinion of Greenberg Traurig, LLP as to the legality of the securities being registered.*
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.
10.1	Form of Liberty Live Holdings, Inc. 2025 Omnibus Incentive Plan.*
10.2	Form of Liberty Live Holdings, Inc. Transitional Stock Adjustment Plan.*
10.3	Form of Tax Sharing Agreement between the Registrant and Liberty Media Corporation.*
10.4	Form of Services Agreement between the Registrant and Liberty Media Corporation.*
10.5	Form of Facilities Sharing Agreement between the Registrant and Liberty Media Corporation.*
10.6	Form of Aircraft Time Sharing Agreement between the Registrant and Liberty Media Corporation.*
10.7	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.*
10.8	Form of Master Forward Confirmation.*
10.9	Stockholder Agreement, dated February 10, 2009, by and among Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC and Ticketmaster Entertainment, Inc.*
10.10	Tenth Amendment to Margin Loan Agreement, dated as of September 12, 2025, by and among LMC LYV, LLC, Various Lenders, Wilmington Trust, National Association and Citibank, N.A.*
21.1	Subsidiaries of Liberty Live Holdings, Inc.*
23.1	Consent of KPMG LLP (Liberty Media Corporation).*
23.2	Consent of KPMG LLP (Registrant).*
23.3	Consent of Ernst & Young LLP (Live Nation Entertainment, Inc.).*
23.4	Consent of Deloitte Auditores, S.L. (Dorna Sports, S.L.)*
23.5	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).*
23.6	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).
24.1	Power of Attorney.*
99.1	Consent of Robert R. Bennett to be named a director.*
99.2	Consent of Derek Chang to be named a director.*
99.3	Consent of Carl E. Vogel to be named a director.*
99.4	Consent of David J.A. Flowers to be named a director.*
99.5	Consent of Bill Kurtz to be named a director.*
99.6	Audited Financial Statements as of December 31, 2024 and 2023 of Live Nation Entertainment, Inc. and for the two years ended December 31, 2024 of Live Nation Entertainment, Inc.# *
107	Filing Fee Table.*

* Previously filed.

# Liberty Live Holdings, Inc. (Liberty Live) has obtained this information from Live Nation Entertainment, Inc.’s (Live Nation) publicly available information. The information in Exhibit 99.6 was not prepared specifically for Liberty Live and for purposes of Liberty Live’s registration statement on Form S-4, Exhibit 99.6 only refers to Item 15 of Live Nation’s annual report on Form 10-K (and only with respect to those financial statements for the two years ended December 31, 2024) and no other information or parts of the annual report. Liberty Live believes the information in Exhibit 99.6 to be reliable, but Liberty Live has not independently verified the accuracy of this information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, state of Colorado, on this 15th day of December, 2025.

LIBERTY LIVE HOLDINGS, INC.

By:	/s/ Renee L. Wilm
Name:	Renee L. Wilm
Title:	Chief Legal Officer and Chief Administrative Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
*	President, Chief Executive Officer (Principal Executive Officer) and Director	December 15, 2025
Chad R. Hollingsworth
*	Chief Accounting Officer and Principal Financial Officer (Principal Accounting Officer)	December 15, 2025
Brian J. Wendling
/s/ Renee L. Wilm	Director	December 15, 2025
Renee L. Wilm

*By:	/s/ Renee L. Wilm
Renee L. Wilm
Attorney-in-fact